United States securities and exchange commission logo





                             June 22, 2023

       Tom Croal
       Chief Financial Officer
       GEN Restaurant Group, Inc.
       11472 South Street
       Cerritos, CA 90703

                                                        Re: GEN Restaurant
Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 14, 2023
                                                            File No. 333-272253

       Dear Tom Croal:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 14,
2023

       Dilution, page 65

   1. Please revise your dilution table to begin with historical net tangible book value. Please refer to the guidance
in Item 506 of Regulation S-K. In addition, please revise your dilution table to
separately present the pro forma net tangible book value and per share amount to show the
impact of the corporate reorganization and the offering. Also disclose in the footnote the
total number of shares of common stock outstanding used to calculate each pro forma net
tangible book value.
 Tom Croal
GEN Restaurant Group, Inc.
June 22, 2023
Page 2

        You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameTom Croal
                                                           Division of
Corporation Finance
Comapany NameGEN Restaurant Group, Inc.
                                                           Office of Trade &
Services
June 22, 2023 Page 2
cc:       Peter Wardle, Esq.
FirstName LastName